

September 22, 2022

Mark D. Roberson
Chief Executive Officer
Strong Global Entertainment, Inc.
5960 Fairview Road, Suite 275
Charlotte, NC 28210

       Re: Strong Global Entertainment, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed September 16, 2022
           File No. 333-264165

Dear Mr. Roberson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-1, filed September 16, 2022

Notes to the Combined Financial Statements
7. Film and Television Programming Rights, Net, page F-36

1.   Please address the following regarding your response to the 6th and 7th bullets of prior comment 5:
- Clearly explain why the Company's investment in Safehaven 2022, Inc. is not stated on a separate line on the Combined Balance Sheet as an equity investment consistent with ASC 323. As part of your response, clearly identify the specific sections of the guidance on which you relied for treating the Company's interest in Safehaven 2022, Inc. as a receivable, including how you applied the guidance to your fact pattern. Further explain how you determined that it should be reflected as a current receivable

given the long term nature of the project.
- Revise to clearly reconcile the receivables from the investee to the payables shown on the investee's balance sheet information on page F-36.
- Clarify whether the amount shown on your balance sheet as a current receivable represents a formal obligation from the investee in the form of a note receivable or other specific receivable or if this amount represents your proportional share of the investees net assets.

2. We acknowledge your response to 8th bullet of prior comment 5, however the revisions do not appear to address the operations of Safehaven 2022, Inc. Please provide Safehaven's summarized results of operations for the periods presented since inception. Refer to ASC 323-10-S50-1 and 2.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Janeane R. Ferrari, Esq.